SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

NEW DISCLOSURE POLICY

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), company which controls directly TIM Celular SA and Intelig Telecomunicações Ltda, providing telecommunications services throughout Brazil, informs its shareholders, the market in general and other interested parties as follows:

At the Board of Directors' Meeting held on December 17, 2014, the Company changed its Disclosure Policy for Material Facts, in order to include the possibility conferred by Brazilian Securities and Exchange Comission – CVM, Instruction number 547/14, which allows the disclosure of Material Facts at newswire website on the world wide web, which provides, in section available for free access, to information disclosed in its entirety.

In this regard, the Company announces that it will hold its publications via the Agência Estado website (http://economia.estadao.com.br/fatos-relevantes/). Additionally, the Company notes that its Material Facts, as well as other corporate information are also disclosed through the CVM website (http://www.cvm.gov.br/), and its Investor Relations website (www.tim.com.br/ir) and your app available for iOS and Android platforms.

Finally, the Company notes that will update its ‘Formulário Cadastral” and “Formulário de Referência” at the CVM website, to include the changes here informed.

Rio de Janeiro, December 17, 2014.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 17, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.